UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Microfield Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

59536W 10 4
(CUSIP Number)

Gene Ameduri
EnergyConnect, Inc.
7935 Cliffview Drive
Poland, Ohio 44514
Telephone: (330) 757-1580
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Mary Ann Frantz
Miller Nash LLP
111 S.W. Fifth Avenue, Suite 3400
Portland, Oregon 97204
Telephone: (503) 224-5858

October 13, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

(Page 1 of 6 pages)

CUSIP No. 59536W 10 4	Page 2 of 6 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Gene Ameduri

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 9,218,082

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,218,082

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,218,082

CUSIP No. 59536W 10 4	Page 3 of 6 Pages

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 16.0 percent

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 59536W 10 4	Page 4 of 6 Pages

Item 1. Security and Issuer.

    The title of the class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates is common stock, no par value (“Common Stock”), of Microfield Group, Inc., an Oregon corporation (the “Company”). The address of the Company’s principal executive offices is 1631 N.W. Thurman Street, Suite 200, Portland, Oregon 97209.

Item 2. Identity and Background.

    (a)-(c),  (f) This Statement is filed by Gene Ameduri (“Mr. Ameduri”), whose business address is 7935 Cliffview Drive, Poland, Ohio 44514. Mr. Ameduri’s present principal occupation is President of EnergyConnect, Inc., a wholly owned subsidiary of the Company. EnergyConnect, Inc., through its proprietary technology and services, provides commercial buildings and other electric energy consumers with the ability to participate in new wholesale electric power markets, thereby benefiting from new revenue streams and lower energy costs. The address of EnergyConnect, Inc., is 1631 N.W. Thurman Street, Suite 200, Portland, Oregon 97209. Mr. Ameduri is a citizen of the United States.

    (d)-(e) During the last five years, Mr. Ameduri has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

    Mr. Ameduri received 5,360,214 shares of Common Stock and stock purchase warrants for 3,857,868 shares of Common Stock (the “Warrants”) upon the conversion of 38 shares of Class A Common Stock of EnergyConnect, Inc., a Nevada corporation (“ECI”), as a result of the merger of ECI with and into a wholly owned subsidiary of the Company on October 13, 2005 (the “Merger”).

Item 4. Purpose of Transaction.

    Mr. Ameduri acquired 5,360,214 shares of Common Stock and the Warrants in connection with the Company’s acquisition of ECI, of which Mr. Ameduri was senior vice president and a director prior to the Merger. The Common Stock and Warrants were acquired upon the conversion of 38 shares of ECI Class A Common Stock as a result of the Merger. In connection with the Merger, Mr. Ameduri became a director of the Company and President of EnergyConnect, Inc., an Oregon corporation and a wholly owned subsidiary of the Company. Rodney M. Boucher, also an ECI officer and director prior to the Merger, became Chief Executive Officer and a director of the Company.

    Mr. Ameduri may acquire or dispose of shares of Common Stock from time to time for personal reasons. Except as may arise from time to time in connection with Mr. Ameduri’s position as a director of the Company, as of the date of this Statement, Mr. Ameduri has no present plans or proposals which relate to or would result in:

CUSIP No. 59536W 10 4	Page 5 of 6 Pages

    (a)        The acquisition by any person of additional securities of the Company or the disposition of securities of the Company other than by gift undertaken by Mr. Ameduri for charitable or tax planning purposes;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

    (d)        Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

    (h)        Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

    (a)–(b)        Mr. Ameduri beneficially owns 9,218,082 shares of Common Stock, or 16.0 percent of the outstanding Common Stock. The percentage of outstanding Common Stock is based on 53,776,374 shares of Common Stock outstanding following the issuance of shares in the Merger. Mr. Ameduri has sole voting and dispositive power with respect to the 9,218,082 shares of Common Stock. Of the 9,218,082 shares, 3,857,868 shares may be acquired upon the exercise of the Warrants at an exercise price of $2.58 per share. The Warrants will expire on October 13, 2010.

    (c)        Mr. Ameduri acquired 5,360,214 shares of Common Stock and the Warrants to purchase 3,857,868 shares of Common Stock on October 13, 2005, upon the conversion of 38 shares of ECI Class A Common Stock as a result of the Merger. Each share of ECI Class A Common Stock was converted in the Merger into the right to receive 141,058.27 shares of Common Stock and Warrants to purchase 101,522.84 shares of Common Stock at an exercise price of $2.58 per share. The closing price of the Common Stock on October 13, 2005, was $2.17 per share.

CUSIP No. 59536W 10 4	Page 6 of 6 Pages

    (d)-(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Warrants described in Item 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ameduri and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

99.1 Agreement and Plan of Merger among the Company, ECI Acquisition Co., and ECI dated as of October 11, 2005, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed October 19, 2005.

99.2 Stock Purchase Warrant dated October 13, 2005.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 24, 2005	/s/ Gene Ameduri
Gene Ameduri

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001.)